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                   [LETTERHEAD OF SIMPSON THACHER & BARTLETT]

VIA EDGAR                                                      November 12, 2004

            Re: Cohen & Steers Quality Income Realty Fund, Inc.
                File Nos. 811-10481; 333-119361
                Filed on September 29, 2004

                Cohen & Steers Advantage Income Realty Fund, Inc.
                File Nos. 811-09993; 333-119488
                Filed on October 1, 2004

Keith A. O'Connell
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. O'Connell:

          On behalf of Cohen & Steers Quality Income Realty Fund, Inc. ("Quality") and Cohen & Steers Advantage Income Realty Fund, Inc. ("Advantage" and, together with Quality, the "Funds"), we transmit for filing via EDGAR with the Securities and Exchange Commission (the "Commission") the Pre-Effective Amendments No. 1 (the "Amendments") to the Funds' initial registration statements on Form N-2 (the "Registration Statements") to register additional Taxable Auction Market Preferred Shares. The Registration Statement for Quality was filed on September 29, 2004 and the Registration Statement for Advantage was filed on October 1, 2004. By letter dated October 21, 2004, we were provided with comments from the staff of the Commission (the "Staff") regarding the Registration Statements. The purpose of these Amendments is to respond to the Staff's comments to the Registration Statements that you provided in your letter and to make certain other changes outlined below. In this regard, we note that the Amendments are substantially similar to the Funds' original Registration Statements except the Registration Statements now reflect the Merrill Lynch trademark for auction rate preferred securities, "AMPS".

          Set forth below are the Funds' responses to your comments insofar as they concern your inquiries that apply to the Funds.




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Keith A. O'Connell                                             November 12, 2004

Prospectus - Cohen & Steers Premium Income Realty Fund, Inc.

Federal Income Taxation, page 14

1. Page 15 states, "Such dividends generally will, except in the case of distributions of qualified dividend income and net capital gains, be taxable as ordinary income to holders." The Fund invests heavily in REITS. Please prominently clarify whether the preferred dividends are generally expected to be eligible to be treated as qualified dividend income.

     Response: Under the caption "Prospectus Summary - Federal Income Taxation" in the Quality and Advantage Registration Statements and our discussion with respect to the distributions of both Quality and Advantage, we have revised this discussion to indicate that neither Quality nor Advantage expects a significant portion of its distributions to be eligible for the dividends received deduction or derived from qualified dividend income. This change was also made to the Cohen & Steers Premium Income Realty Fund which was declared effective on Wednesday, November 10, 2004.

Statement of Additional Information (SAI)

Investment Restrictions, page 4

2. Certain fundamental policies have been redlined. Supplementally, please confirm that no fundamental policies have been changed without shareholder approval.

     Response: The fundamental investment policies of the Funds have not been changed and the text which was redlined in the previous filings has been revised to conform identically to the fundamental investment policies in the prior registration statements of Quality and Advantage that have been declared effective.

Financial Highlights, page 48

3. Footnote d states "Total market value return is computed based upon the New York Stock Exchange market price of the fund's shares and excludes the effects of brokerage commissions." Supplementally, please explain what brokerage commissions are being excluded.

     Response: Total market value is calculated on the basis of the beginning and ending market price of shares of Quality and Advantage for the period presented. In order for an investor to realize that return, the investor would have to purchase the shares of either Quality or Advantage at the beginning of the period. The purpose of that statement in footnote d is to point out that the calculation excludes the effect of brokerage commissions that would be incurred if an investor did buy the fund shares. In this regard, then, market value return demonstrates the underlying changes in asset value without distortions related to varying brokerage costs. We have included text in footnote "d" to clarify this point.


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Keith A. O'Connell                                             November 12, 2004

General

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

     Response: With the exception of certain information that will be completed in a final pre-effective filing with the Commission, the filings for Quality and Advantage are now substantially complete. If comments given by the Staff in one section apply to other sections containing similar disclosure, these comments have also been addressed in the other sections.

5. If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

     Response: The Funds currently intend to rely on Rule 430A under the Securities Act of 1933, as amended, and will identify the omitted information to you prior to the final pre-effective amendments.

6. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

     Response: Neither of the Funds expects to submit an exemptive application or no-action request in connection with its registration.

          We trust that these responses and the Amendments adequately address your comments. If you have any questions or additional concerns, of if you need any additional information, please do not hesitate to contact Jon Gray at (212) 455-3205, or Larry Stoller, of Cohen & Steers.

                                             Very truly yours,


                                             /s/ Jon Gray
                                             -----------------------------------
                                             Jon Gray


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